

March 30, 2021

Brendan Wallace
Chief Executive Officer and Chairman
Fifth Wall Acquisition Corp. III
6060 Center Drive
10th Floor
Los Angeles, CA 90045

> **Re: Fifth Wall Acquisition Corp. III**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted March 17, 2021**
> **CIK No. 0001847874**

Dear Mr. Wallace:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No.1 to Draft Registration Statement on Form S-1 submitted March 17, 2021

Other Considerations, page 8

1. We note your disclosure that, "Fifth Wall and its Affiliates and our officers and directors have previously sponsored and formed and become officers or directors of, and in the future may sponsor or form or become officers or directors of, other special purpose acquisition companies similar to ours..."

    Please indicate what steps you are taking to ensure that actions your management team may make, and any discussions your management team may have on behalf of entities other than Fifth Wall Acquisition Corp. III will not be in conflict with your disclosure that, "[y]our officers and directors have neither individually selected nor considered a target business nor have they had any substantive discussions regarding possible target businesses among themselves or with our underwriters or other advisors." For example describe how any efforts that your management team made or is making on behalf of Fifth Wall Acquisition Corp. I will not be in conflict with the independence of Fifth Wall Acquisition Corp. III.

 You may contact Mark Brunhofer at (202) 551-3638 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Sandra Hunter Berkheimer at (202) 551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance